

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 28, 2004



04045273

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED

OCT 0 4 2004

THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 September 2004 – (ASX Announcement & Media Release – Lake Long Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3030 Facsimile: (61-8) 9322 5116



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 September 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

LAKE LONG WELL PROGRESS REPORT



On Day 57 of the program, the 328 #1 well, Lake Long Field, Lafourche Parish, South Louisiana is drilling ahead in 8.5 inch hole at 13,920 feet (13,542 feet true vertical depth).

During the week a 9.625 inch liner was run in the hole which will enable a future completion of the Middle Hollywood Gas Sand which calculates productive based on well logs.

Since the resumption of drilling, no additional shows have been reported in the well below the liner point. The positioning of the well was optimised to test the deeper *Cib. Op.* Sands rather than the Lower Hollywood objective which is more likely to be developed at another location.

The forward program is to drill ahead in deviated hole toward the deeper *Cib. Op.* Sands (est. below 13,911 feet – true vertical depth).

The SL 328 #1 well is a proposed 15,500 foot (true vertical depth) test of the Lake Long Deep Prospect. The well is being operated by Palace Operating Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company, using Parker Barge Rig 55-B. The well is likely to take between 70 and 90 days.

FAR is participating in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest of 4.09375 percent (after completion). All working interests are subject to State and other minor royalties. Other participants are non listed entities, Kriti Exploration Inc and Palace Exploration Company both based in North America.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au